UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 1)

Under the Securities Act of 1934

Powerbridge Technologies Co., Ltd.

(Name of Issuer)

Ordinary shares, par value US$0.00166667 per share

(Title of Class of Securities)

G72007100

(CUSIP Number)

December 30, 2022

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G72007100

1	NAME OF REPORTING PERSON White Lion Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.00%*
12	TYPE OF REPORTING PERSON OO

*

Percentage calculated based on 117,609,205 shares of Ordinary shares, par value US$0.00166667 per share, outstanding as of September 13, 2022, as provided in the prospectus supplement filed on such date with respect to the registration statement on Form F-3 (File No. 333-253395).

CUSIP No. G72007100

Item 1(a)	Name of Issuer:

The name of the issuer is Powerbridge Technologies Co., Ltd., a company organized under the laws of the Cayman Islands (the “Issuer”).

Item 1(b)	Address of Issuer’s Principal Executive Offices:

1st Floor, Building D2, Southern Software Park, Tangja Bay, Zhuahai, Guangdong 519080, China

Item 2(a)	Name of Person Filing:

White Lion Capital, LLC

Item 2(b)	Address or Principal Business Office or, if none, Residence:

17631 Ventura Blvd., Suite 1008, Encino, CA 91316

Item 2(c)	Citizenship:

Nevada

Item 2(d)	Title of Class of Securities:

Ordinary shares, par value US$0.00166667 per share, of the Issuer

Item 2(e)	CUSIP Number:

G72007100

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4	Ownership.

The information contained in rows 5 through and including row 11 on the cover page of this Schedule 13G, including the footnotes thereto, is incorporated by reference in this Item 4.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

CUSIP No. G72007100

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certifications.

Not applicable.

CUSIP No. G72007100

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

White Lion Capital, LLC

Dated: December 30, 2022	/s/ Dmitriy Slobodskiy Jr
Name: Dmitriy Slobodskiy Jr Title: Managing Partner